Mr. Brad Skinner
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lantronix, Inc.
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 28, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Filed February 13, 2006
File No. 001-16027

Dear Mr. Skinner,

This letter responds to your March 16, 2006 letter to Mr. James Kerrigan, Chief Financial Officer and Secretary of Lantronix, Inc. (the “Company”), regarding the documents referenced above filed with the Securities and Exchange Commission (the “Commission”). The Commission’s inquiries and the Company’s answers to each inquiry have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter.

Form 10-K for the Fiscal Year Ended June, 30 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 20

1.
Commission Inquiry: In your discussion of the results of operations, you refer to various factors that have contributed to a material change without quantifying the impact of each factor. For example, your discussion of selling, general and administrative expenses and research and development expenses refers to more than one factor that caused the change, but gives no indication as to the relative impact. Please explain to us how you considered Section III.D of Release No. 33-6835.

Company Response: As explained in more detail below, we believe that our disclosure is consistent with the requirements of SEC Release No. 33-6835 and other applicable authoritative guidance. However, we intend to improve the overall quality of our future disclosures by improving the organization and depth of discussion in our disclosures of the results of operations.

We have crafted our disclosure to provide the reader with a meaningful understanding of our business as a whole. As such, we have identified each material factor that has contributed to the change, and generally, the relative significance of each factor is correlated to the order in which the factor is listed in the disclosure. Further, while each of these factors varied in amount, no one factor was materially more important than the other factors in understanding the change. Further, these changes were not indicative of a trend and therefore we did not discuss them individually. As such, we do not believe that a more detailed breakout of the factors would significantly increase the usefulness of the disclosure.

We appreciate the Commission’s comments and we believe that we can improve future disclosure by expressly identifying the relative significance of each factor and, where helpful to the readers understanding of our business, providing additional specific guidance as to the magnitude of such factors.

Liquidity and Capital Resources, page 29

2.
Commission Inquiry: You disclose that cash provided by operations is one of your principal sources of cash yet your discussion of operating cash flow is limited. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $1.1 million decrease in cash flows related to other current liabilities. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release No. 33-8350.

Company Response: As explained in more detail below, we believe that our disclosure is consistent with the requirements of SEC Release No. 33-8350 and other applicable authoritative guidance. However, we intend to improve the overall quality of our future disclosures by improving the organization of our disclosure and consolidating the disclosure regarding our cash flow.

We specifically have considered the guidance in Section IV.B.1 of SEC Release No. 33-8350 while preparing our discussion of liquidity and capital resources. Our statements of cash flows for the prior three fiscal years demonstrate that our business has changed significantly, during a period in which our revenues have remained relatively constant. The line items in our consolidated statements of cash flows describing our non-cash operating expenses and the net change in operating assets and liabilities were significantly less in number and in value during fiscal 2005 primarily as a result of a reduction in depreciation and amortization of purchased intangible assets and management’s efforts to improve our operations and enhance our liquidity and availability of capital resources.

The underlying reasons for changes in working capital and operating results are discussed in various locations throughout our disclosure. For example, as discussed on page 29, during fiscal 2005, we substantially reduced non-cash operating expenses through reductions in depreciation and amortization of purchased intangible assets. Further, it should be noted that the aggregate changes in operating assets and liabilities did not have a significant impact on cash used in operations during fiscal 2005, as outlined in the table of consolidated cash flow data on page 29. We describe throughout management’s discussion and analysis, numerous restructuring and operating changes designed to implement operating improvements and act as underlying drivers to improved results. (See, for example, paragraph 2 on p. 23)

In addition, in our discussion of liquidity and capital resources on page 31 we described the actions we took and the impact of such actions on liquidity and cash flows. We also describe the financial model we used in reducing expenses to improve our cash breakeven point.

We believe when viewed together, that this disclosure provides the reader with a meaningful understanding of our financial position including the changes over the applicable periods. We believe this presentation is preferable to a detailed accounting of all changes, account by account from balances or changes from fiscal 2005 to fiscal 2004.

By way of explanation to the Commission, we would point out that the consolidated balance sheet line item “other current liabilities” is comprised of accrued professional fees, accrued royalties, short-term capital lease obligations and other accrued liabilities. The use of $1.1 million in cash represents the timing of payments for these obligations and does not necessarily represent an underlying change in the business or use of cash.

Consolidated Statements of Cash Flows, page F-6

3.
Commission Inquiry: We note that you reconcile net loss from continuing operations to operating cash flows. Please tell us how you considered the guidance in paragraph 28 of SFAS 95 that requires the use of net loss in this reconciliation rather than net loss from continuing operations. In addition, please note that cash flows from discontinued operations should be reported within each of the appropriate categories within your statements of cash flows.

Company Response: We are aware of the Commission’s view that this presentation is inconsistent with SFAS 95, as further described in Joel Levine’s December 6, 2005 speech at the AICPA conference on SEC and PCAOB Current Developments. Per review of Center for Public Company Audit Firms (“CPAAF”) Alert #90 - February 15, 2006, it is our understanding that the Commission will not object if a registrant retrospectively modifies its cash flow statement presentation in a manner similar to a change in accounting method as long as the registrant provides enhanced disclosures so that readers are aware that the cash flow presentation has been modified. As such, we respectfully submit that we will revise our fiscal 2005 and 2004 consolidated statements of cash flows to conform with SFAS 95 in our March 31, 2006 Form 10-Q filed with the Commission.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

4.	Commission Inquiry: Please describe to us the software that is sold with, or embedded in, your products and indicate the extent to which you recognize revenue in accordance with SOP 97-2.

Company Response: Many of our products are sold with embedded software or “firmware.” The functionality of the product is provided by software developed into chip technologies, basic processors, or provided in “memory” internally in the products. We sell networking devices in the form of hardware that are external to, or embedded in our customers’ products or devices. Based upon the guidance set forth in SOP 97-2, we consider the firmware to be incidental to the product as a whole. As such, we do not recognize products with embedded software in accordance with SOP 97-2.

The referral to software revenues in the Significant Accounting Policies Note 1 is related to software products and software tools that are licensed and sold separately from our standard hardware products. These products and this revenue are discussed separately, below.

Commission Inquiry: Explain to us how you comply with SOP 97-2 for revenue that is recognized pursuant to that guidance.

Company Response: Software licensing revenue is insignificant and represented only 0.6%, 0.5% and 0.8% of our net revenues for the years ended June 30, 2005, 2004 and 2003, respectively. The majority of our software license revenue relates to the sale of legacy software solutions that the Company acquired in its fiscal 2000 purchase of United States Software Corporation (“USSC”). We occasionally license the software tools acquired from USSC. We are no longer developing these software solutions. The sale of the licenses do not include rights for the customer to receive postcontract customer support (“PCS”), specified upgrades, enhancements, services or any other elements and/or deliverables that would impact the timing of revenue recognition. Since the sales of these software licenses do not consist of multiple deliverables, or elements, revenue is generally recognized upon shipment (or at the time of resale in the case of software products sold through distributors) provided that the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the Company's price to the buyer is fixed or determinable; and collectibility is reasonably assured.

Commission Inquiry: In addition, explain to us how you considered paragraph 2 of SOP 97-2 for arrangements that include software and are not accounted for under the SOP.

Company Response: Statement of Position (SOP) 97-2, Software Revenue Recognition (SOP 97-2), Paragraph 2, Footnote 2 states:

“Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing postcontract customer support, and (c) whether the vendor incurs significant costs that are within the scope of FASB Statement No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.”

Our firmware is incidental to the product as a whole based upon the following factors:

•
The firmware is not a significant focus of our marketing effort for the affected products and the individual sale of the firmware license is not a common business practice or practical sales strategy for us.

•	Historically, firmware PCS (e.g. specified enhancements and upgrades, etc.) has not been offered as a condition to the sale of the product.

•
The cost of software development for our products incurred between achieving technological feasibility and the integration into our products have not been material relative to the development and production costs of the hardware.

5.
Commission Inquiry: Please tell us more about the services referred to in your revenue recognition policy. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements.

Company Response: Extended warranty service revenue is insignificant and represented 0.4%, 0.1% and 0.1% of net revenues for the years ended June 30, 2005, 2004 and 2003, respectively. Extended warranty service is only available on certain products in our IT management product line. The extended warranty services extend the standard warranty period for an additional one to three years, depending upon the product. The extended warranty is priced separately and is not a condition to the original sale of the product. The extended warranty is not offered as part of a multiple-element arrangement.

Commission Inquiry: As part of your response, explain how you comply with the relevant accounting guidance in recognizing this revenue.

Company Response: FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1), Paragraph 3, states:

“Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis.”

FTB 90-1, Paragraph 8, states:

“This Technical Bulletin addresses extended warranty and product maintenance contracts that are priced and sold separately from the product and concludes that the accounting should recognize the sale of the product and the sale of the contract as separate transactions regardless of the seller's pricing and marketing strategy.”

In accordance with FTB 90-1, revenue from extended warranty services are deferred and recognized in income ratably over the extended warranty period.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 4. Controls and Procedures, page 28

6.
Commission Inquiry: We note your disclosure that your disclosure controls and procedures are effective to ensure that the information required to be disclosed "is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Exchange Act Rule 13a-15(e) also requires that you conclude whether your disclosure controls and procedures are designed to ensure that the "information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2005 and confirm that you will conform your disclosure in future filings.

Company Response: Management confirms that its disclosure controls and procedures met all of the requirements of the rule as of December 31, 2005. We acknowledge the Commission’s comments and will include the aforementioned disclosure in future filings.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this response to the undersigned.

Sincerely,

/s/ James W. Kerrigan

James W. Kerrigan
Chief Financial Officer and Secretary